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                     August 10, 2023

       Denis Corin
       President, Chief Executive Officer and Director
       Q BioMed Inc.
       c/o Ortoli Rosenstadt LLP
       366 Madison Avenue , 3rd Floor
       New York , NY 10017

                                                        Re: Q BioMed Inc.
                                                            Form 10-K for the
Fiscal Year Ended November 30, 2022
                                                            Filed May 26, 2023
                                                            File No. 000-55535

       Dear Denis Corin:

                We issued comments to you on the above captioned filing on July 3, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 25, 2023.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Life Sciences